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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

PHOENIX TECHNOLOGIES LTD.
(Name of Subject Company (Issuer))

PHOENIX TECHNOLOGIES LTD.
(Names of Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

n/a**
(CUSIP Number of Class of Securities)

ALBERT E. SISTO
Chairman of the Board, President and Chief Executive Officer
411 East Plumeria Drive
San Jose, California 95134
(408) 570-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:
ALAN TALKINGTON
Orrick, Herrington & Sutcliffe LLP
400 Sansome Street
San Francisco, California 94111
(415) 773-5762

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$29,810,612	$	Previously Paid

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,151,044 shares of Phoenix Technologies Ltd. common stock having an aggregate value of $29,810,612 as of November 30, 2001 will be cancelled and exchanged pursuant to the Offer. The aggregate value of the options was calculated based on the exercise price for each of the options. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, equals 1/50th of one percent of such value.

/ /	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	/ /	third-party tender offer subject to Rule 14d-1.
	/x/	issuer tender offer subject to Rule 13e-4.
	/ /	going-private transaction subject to Rule 13e-3.
	/ /	amendment to Schedule 13D under Rule 13d-2.

    Check the following box if filing is a final amendment reporting the results of the tender offer:  / /

**
There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 719153108.

Item 1. Summary Term Sheet.

    The information set forth under "Summary Term Sheet" in the Offer to Exchange Certain Outstanding Options for New Options dated December 6, 2001 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), as amended and/or supplemented by the Supplement to Offer to Exchange Certain Outstanding Options for New Options dated December 21, 2001 (the "Supplement"), a copy of which is attached hereto as Exhibit (a)(6), is incorporated herein by reference.

Item 2. Subject Company Information.

    (a) The name of the issuer is Phoenix Technologies Ltd., a Delaware corporation ("Phoenix" or the "Company"). The address and telephone number of its principal executive offices is 411 East Plumeria Drive, San Jose, California 95134, (408) 570-1000.

    (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain of the options outstanding under the Phoenix Technologies Ltd. 1999 Stock Plan (the "Plan") to purchase approximately 2,151,044 shares of the Company's Common Stock, par value $0.001 per share ("Option Shares"), for new options that will be granted under the Plan (the "New Options"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange, as amended and/or supplemented by the Supplement. The information set forth under "The Offer" in the Offer to Exchange, as amended and/or supplemented by the Supplement, is incorporated herein by reference.

    (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Shares Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

    (a) The filing person is the issuer. The information set forth in Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

    (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change of Election"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14, in each case, as amended and/or Supplemented by the Supplement, ("Material U.S. Federal Income Tax Consequences"), and Section 22 ("Extension of Offer; Termination; Amendment"), in each case, as amended and/or supplemented by the Supplement, is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

    (e) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

    (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

    (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

    (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 23 ("Fees and Expenses") is incorporated herein by reference.

    (b) Not applicable.

    (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

    (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

    (a) Not applicable.

Item 10. Financial Statements.

    (a) The information set forth on pages 37 through 57 of Phoenix's Annual Report on Form 10-K for its fiscal year ended September 30, 2001, which contains Phoenix's financial statements, is incorporated herein by reference. Copies of the Annual Report on Form 10-K may be obtained free of charge upon request to Phoenix and may be inspected and copied free of charge at Phoenix's principal executive offices. Copies of the Annual Report on Form 10-K is also available electronically on the SEC's Internet site at http://www.sec.gov.

    The information set forth in the Offer to Exchange under Section 24 ("Financial Information") is incorporated herein by reference.

    (b) Not applicable.

Item 11. Additional Information.

    (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

    (b) Not applicable.

Item 12. Exhibits.

(a)(1)***	Offer to Exchange Certain Outstanding Options for New Options dated December 6, 2001
(a)(2)***	Election Form
(a)(3)***	Memorandum from Human Resources to Employees dated December 6, 2001
(a)(4)***	Notice of Change of Election from Accept to Reject
(a)(5)***	Form of Promise to Grant Stock Option(s)
(a)(6)	Supplement to Offer to Exchange Certain Outstanding Options for New Options dated December 21, 2001
(d)(1)	Phoenix Technologies Ltd. 1999 Stock Plan (incorporated herein by reference to Exhibit 4.1 to Phoenix's Registration Statement on Form S-8 filed on December 5, 2001)
(d)(2)***	Form of Option Agreement pursuant to the Phoenix Technologies Ltd. 1999 Stock Plan

***
Previously filed as an exhibit to issuer's Schedule TO-I (File No. 5-39845) filed with the Commission on December 6, 2001.

Item 13. Information Required by Schedule 13E-3.

    Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHOENIX TECHNOLOGIES LTD.

Date: December 21, 2001
/s/ Linda V. Moore Linda V. Moore Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)***	Offer to Exchange Certain Outstanding Options for New Options dated December 6, 2001
(a)(2)***	Election Form
(a)(3)***	Memorandum from Human Resources to Employees dated December 6, 2001
(a)(4)***	Notice of Change of Election from Accept to Reject
(a)(5)***	Form of Promise to Grant Stock Option(s)
(a)(6)	Supplement to Offer to Exchange Certain Outstanding Options for New Options dated December 21, 2001
(d)(1)	Phoenix Technologies Ltd. 1999 Stock Plan (incorporated herein by reference to Exhibit 4.1 to Phoenix's Registration Statement on Form S-8 filed on December 5, 2001)
(d)(2)***	Form of Option Agreement pursuant to the Phoenix Technologies Ltd. 1999 Stock Plan

***
Previously filed as an exhibit to issuer's Schedule TO-I (File No. 5-39845) filed with the Commission on December 6, 2001.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Person/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS